PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17006188

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

SEC FILE NUMBER
8- 69392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKDALE SECURITIES, LLC (fka, Spencer Pierce Securities LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1123 BROADWAY, SUITE 1200
(No. and Street)

NEW YORK (City) NEW YORK (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ADRIENNE YOST HART (215) 816-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

135 W. 50th STREET (Address) NEW YORK (City) NEW YORK (State) 10020 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES BADALAMENTI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKDALE SECURITIES LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

[Signature]

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Adrienne Yost Hart, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Aug. 26, 2017
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKDALE SECURITIES, LLC (FORMERLY KNOWN AS SPENCER PIERCE SECURITIES, LLC)
1123 BROADWAY
NEW YORK, NY 10010

****

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

****

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member of
Rockdale Securities, LLC

We have audited the accompanying statement of financial condition of Rockdale Securities, LLC, (formerly known as Spencer Pierce Securities, LLC) (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rockdale Securities, LLC, as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 27, 2017

WEISERMAZARS LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.WEISERMAZARS.COM

ROCKDALE SECURITIES, LLC (formerly known as Spencer Pierce Securities, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	23,734
Furniture and equipment, net of accumulated depreciation of $472		3,069
Prepaid expenses		220
Total assets	$	27,023

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$	6,662
Member's Equity		20,361
Total liabilities and member's Equity	$	27,023

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement

Note 1. Nature of Business

Rockdale Securities, LLC (the "Company", formerly known as Spencer Pierce Securities, LLC) is domiciled and registered in the State of New York. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is also registered with the Securities Investor Protection Corporation ("SIPC").

The Company executed its amended membership agreement with FINRA on May 9, 2016. The Company is a single-member limited liability company wholly-owned by Rockdale Holdings LLC ("RHL") for which Jeffrey Sechrest ("JRS") is the sole member.

The Company was organized on July 29, 2013 and on May 9, 2016 RHL completed the purchase of Spencer Pierce Securities, LLC and with the approval from FINRA and closing on the transaction, the Company operates as Rockdale Securities, LLC. The Company was established to raise capital for customers, through the private placement of securities through engaging in corporate finance advisory services including mergers and acquisition advisory services.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC".

The Company prepares its financial statement on the accrual basis of accounting. Under the accrual basis of accounting, revenues are recognized when they are earned and expenses are recognized when the underlying obligations have been incurred.

Use of Estimates:

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company has earned no revenue during the year ended December 31, 2016. However, if it had earned any revenue in connection with the conduct of its private placement advisory services those revenues would have been recognized as earned in accordance with the terms of the advisory contract.

Cash and Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Note 3. Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes and does not file separate tax returns. Income taxes have not been provided as the member of the Company is liable for taxes, if any, on their share of the Company's net income or loss.

The Company has adopted the authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2016, the member determined that the Company had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2016 the Company had net capital of $17,072 which was $12,072 in excess of its required minimum net capital of $5,000. The Company had aggregate indebtedness of $6,662 and its ratio of aggregate indebtedness to net capital was .39 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to exemptive provisions of sub-paragraph (k)(2)(i).

Note 5. Commitments and Contingencies

As of December 31, 2016, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

Note 6. Related Party

The Company entered into an expense sharing agreement with Rockdale Partners, LLC (an affiliate that is also owned by RHL), dated May 9, 2016, which was amended on August 25, 2016. During 2016, services amounting to $8,815 were provided under the expense sharing agreement and are included as general and administrative, research and subscriptions and utilities and rent expenses. These amounts have been recognized as non-cash contributions to the Company.

During 2016, RHL also contributed capital to the Company in the amount of $59,500 in addition to the services provided under the expense sharing agreement.

Note 7. Concentration of Credit Risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. The Company has not incurred any losses to date. At December 31, 2016, there were no amounts in excess of insured limits.

Note 8. Going Concern

The Company has not established sources of revenues sufficient to fund the development of its business, or to pay projected operating expenses and commitments for the next year. These factors create an uncertainty about the Company's ability to continue as a going concern. RHL, the Company's sole member and RHL's affiliates currently finance the operating expenses of the Company, and expects to do so for the foreseeable future. The Company's ability to continue as a going concern is dependent on capital contributions from RHL or affiliated companies. The Company's financial statements have been presented on the basis that it continues as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business, and do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 9. Subsequent Events

On January 24, 2017 the Company executed an amended membership agreement with FINRA to elect to comply with the rules and regulations promulgated by FINRA for a capital acquisition broker ("CAB"). The Company will operate as a CAB when the CAB rules and regulations go into effect in April 2017.